Exhibit 99.2

Officer’s Certification

JNL Series Trust
JNL Investors Series Trust
Jackson Credit Opportunities Fund
Jackson Real Assets Fund

The undersigned, being a duly elected, qualified and acting Assistant Secretary of JNL Series Trust, a Massachusetts business trust; JNL Investors Series Trust, a Massachusetts business trust; and Jackson Credit Opportunities Fund, a Massachusetts business trust, and Jackson Real Assets Fund, a Massachusetts business trust, hereby certifies that the below is a full, true and correct copy of resolutions duly adopted by the Consolidated Board of Trustees of JNL Series Trust, JNL Investors Series Trust, Jackson Credit Opportunities Fund, and Jackson Real Assets Fund on the 29th day of August, 2024; and that such resolutions have not been altered or repealed and remain in full force and effect as of the date hereof.

Whereas, JNL Series Trust and JNL Investors Series Trust are registered with the U.S. Securities and Exchange Commission (the “SEC”) in accord with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), each as an open-end management investment company, and each has established several separate series of shares (the “funds”), with each fund having its own assets and investment policies; and Jackson Credit Opportunities Fund and Jackson Real Assets Fund are registered with the SEC in accord with the provisions of the 1940 Act, each as a non-diversified, closed-end management investment company (JNL Series Trust, JNL Investors Series Trust, Jackson Credit Opportunities Fund, and Jackson Real Assets Fund each a “Trust,” and collectively, the “Trusts”).

Whereas, the Boards of Trustees of the Trusts (collectively, the “Board”) has previously approved a joint fidelity bond, under circumstances where Jackson National Asset Management, LLC (“JNAM”) pays the premium for such fidelity bond and, therefore, the Board need not consider: (i) the amount of the premium for such bond; (ii) the ratable allocation of the premium among all insured parties; and (iii) the extent to which the share of the premium allocated to each party, including the Trusts, is less than the premium each party would have had to pay if it had provided and maintained a single insured bond.

Whereas, the current joint fidelity bond coverage for the Trusts, for the period from January 1, 2024 – January 1, 2025 is in the aggregate amount of six million dollars ($6,000,000).

Whereas, JNAM is recommending that the joint fidelity bond coverage amount for the Trusts be increased to an aggregate amount of seven million dollars ($7,000,000).

Whereas, the Board has given due consideration to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder by the SEC, pertaining to joint fidelity bond coverage.

Now Therefore, be it

Resolved, that pursuant to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder, and after having given due consideration to said requirements, including but not limited to the following: (i) the aggregate value of the assets held by the funds of the Trusts to which each officer or employee of the Trusts may, singly or jointly with others, have access, either directly or through authority to draw upon such assets or direct generally the disposition of such assets; (ii) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts; (iii) the nature of the securities in the investment portfolios of the funds of the Trusts; (iv) the nature and method of conducting the operations of the Trusts; and (v) the accounting procedures and contracts of the Trusts, the Board, including a majority of the Trustees who are not interested persons of the Trusts, hereby determines that increasing the amount of fidelity bond coverage to seven million dollars ($7,000,000), effective September 1, 2024, computed in accordance with the Schedule outlined under Rule 17g-1(d)(1), is reasonable and adequate coverage to protect the Trusts against larceny or embezzlement by any one or more of such officers and/or employees; and be it

Further Resolved, that the Board, including a majority of the Trustees who are not interested persons of the Trusts, approves the amount, type, form and coverage of the joint fidelity bond (hereinafter in this and the succeeding resolution called the “Bond”), naming as insured parties the Trusts, in the aggregate amount of seven million dollars ($7,000,000), effective September 1, 2024, it being understood that the disposition of the recovery received under the Bond in the event of losses to one or more of such insured parties shall be governed by an agreement among one or more of such insured parties complying with Paragraph (f) of Rule 17g-1 under the 1940 Act under which the Trusts will have a primary claim of not less than seven million dollars ($7,000,000) of the aforesaid aggregate amount of the Bond; and be it

Further Resolved, that the proper officers of the Trusts be, and they hereby are, authorized and directed to execute and deliver an agreement relating to the Bond covering the Trusts providing for the disposition of recoveries received under the Bond and the manner of allocation of premium for the Bond in compliance with Paragraph (f) of Rule 17g-1 under the 1940 Act, in such form as such officers shall, with the advice of counsel, deem appropriate to carry out the objective of the Board, any such determination to be conclusively evidenced by such execution and delivery; and be it

Further Resolved, that, in accordance with Rule 17g-1 under the 1940 Act, the officers of the Trusts are hereby directed to make the SEC filings and give the notices as may be required by paragraph (g) of that Rule; and be it

Further Resolved, that, that the Board, including a majority of Independent Trustees hereby approves the increase in joint fidelity bond coverage, as outlined above and in the information provided to the Board.

Date: May 14, 2025

/s/ Kristen K. Leeman
Kristen K. Leeman, Assistant Secretary